FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	December	………………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	December 11, 2014	By ……/s/…. Shinichi Aoyama………………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2014

(the 114th Business Term)

December 11, 2014
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Shinichi Aoyama General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2014

(the 114th Business Term)

At a Board of Directors meeting held on December 11, 2014, Canon Inc. (the “Company”) passed a resolution regarding the projected year-end dividend per share for the fiscal year ending December 31, 2014 (the 114th Business Term) as follows.

1.	Basic Policy Regarding Profit Distribution and Dividend for the Period

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

In the fiscal year ending December 31, 2014, the business environment remains challenging, characterized by, among other factors, prolonged global economic weakness. Thanks to efforts to strengthen product competitiveness and the Company’s financial position through a management focus on profitability and cash flow, however, the Company expects to achieve its second consecutive year of sales and profit growth as well as generate sufficient cash.

Taking this into consideration and to provide a stable return and actively return profits to shareholders, the Company decided to distribute a year-end dividend of 85 yen per share, which is a 20 yen increase from the year-end dividend of last year.

The Company’s projection for consolidated results for the fiscal year ending December 31, 2014, is provided below and remains unchanged since being announced on October 27, 2014.

2.	Details of the Projected Dividend

Dividend per share
Record date	Mid-term	Year-end	Full Year
Previous projection		Not yet determined	Not yet determined
Current projection		85.00 yen	150.00 yen
Actual	65.00 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2009)	65.00 yen	65.00 yen	130.00 yen

For reference, projected consolidated results for year ending December 31, 2014 (announced October 27, 2014)

(Millions of yen, except per share amounts)

	Fiscal year ending December 31, 2014	Percent change (year-over-year)
Net sales	3,740,000	+0.2%
Operating profit	370,000	+9.7%
Income before income taxes	380,000	+9.3%
Net income attributable to Canon Inc.	250,000	+8.5%
Net income attributable to Canon Inc. stockholders per share	224.28 yen